                                                                    EXHIBIT 99.1

Item 8.  Financial Statement and Supplementary Data

                         REPORT OF INDEPENDENT AUDITORS

To the Partners and Unitholders of Heartland Partners, L.P.

We have audited the accompanying consolidated balance sheets of Heartland Partners, L.P. (the "Partnership") as of December 31, 1997 and 1996 and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heartland Partners, L.P. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                   Ernst & Young LLP

Chicago, Illinois
February 24, 1998

                           HEARTLAND PARTNERS, L.P.
                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1997 and 1996
                            (amounts in thousands)

                                                                                     1997          1996
                                                                                   --------      --------
ASSETS:
-------
Cash...........................................................................    $  1,890      $    931
Restricted cash................................................................         724           300
Marketable securities (amortized cost of $143 in 1997 and $4,761 in 1996)......         141         4,759
Accounts receivable (net of allowance of $205 in 1997 and $107 in 1996)........         251           530
Accrued interest receivable....................................................           3            13
Prepaid and other assets.......................................................         355           456
Investment in joint venture....................................................         278            --
                                                                                   --------      --------
        Total..................................................................       3,642         6,989
                                                                                   --------      --------
Property:
Buildings and other............................................................       2,003         1,633
   Less accumulated depreciation...............................................         807           853
                                                                                   --------      --------
Net buildings and other........................................................       1,196           780
Land held for sale.............................................................       1,163         1,286
Housing inventories............................................................       4,092           848
Land held for development......................................................       8,829         8,987
Capitalized predevelopment costs...............................................       7,916         9,150
                                                                                   --------      --------
   Net Properties..............................................................      23,196        21,051
                                                                                   --------      --------
Total Assets...................................................................    $ 26,838      $ 28,040
                                                                                   ========      ========
LIABILITIES:
-----------
Notes payable..................................................................    $  3,750      $    737
Accounts payable and accrued expenses..........................................         724           248
Management fee due affiliate...................................................         425           425
Accrued real estate taxes......................................................       1,092         1,334
Allowance for claims and liabilities...........................................       2,169         2,660
Unearned rents and deferred income.............................................       1,200           536
Distribution payable...........................................................       1,631         2,719
Other liabilities..............................................................         356            96
                                                                                   --------      --------

Total Liabilities..............................................................      11,347         8,755
                                                                                   --------      --------
PARTNERS' CAPITAL:
-----------------
General Partner................................................................          28            66
Class A Limited Partners - 2,142
   units authorized, issued and outstanding....................................       5,902         9,639
Class B Limited Partner........................................................       9,563         9,582
Unrealized holding (loss) gain on marketable securities........................          (2)           (2)
                                                                                   --------      --------
Total Partners' Capital........................................................      15,491        19,285
                                                                                   --------      --------
Total Liabilities and Partners' Capital........................................    $ 26,838      $ 28,040
                                                                                   ========      ========


          See accompanying notes to Consolidated Financial Statements

                           HEARTLAND PARTNERS, L.P.
                 CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
             For the Years Ended December 31, 1997, 1996, and 1995
                            (amounts in thousands)

                                                                                                  Unrealized
                                                                                                 Holding Gain
                                                                      Class A       Class B       (Loss) on
                                                         General      Limited       Limited       Marketable
                                                         Partner      Partners      Partner       Securities     Total
                                                         -------      --------      -------       ----------     -----
Balances at January 1, 1995..........................      $129       $15,921       $9,615          $(352)      $25,313
Net Loss.............................................       (40)       (3,986)         (21)           ---        (4,047)
Marketable securities fair value adjustment..........       ---           ---          ---            394           394
                                                           ----       -------       ------          -----       -------
Balances at December 31, 1995........................        89        11,935        9,594             42        21,660
Net Income...........................................         4           382            2            ---           388
Distribution.........................................       (27)       (2,678)         (14)           ---        (2,719)
Marketable securities fair value adjustment..........       ---           ---          ---            (44)          (44)
                                                           ----       -------       ------          -----       -------
Balances at December 31, 1996........................        66         9,639        9,582             (2)       19,285
Net Loss.............................................       (22)       (2,130)         (11)           ---       $(2,163)
Distribution.........................................       (16)       (1,607)          (8)           ---       $(1,631)
                                                           ----       -------       ------          -----       -------
Balances at December 31, 1997........................      $ 28       $ 5,902       $9,563          $  (2)      $15,491
                                                           ====       =======       ======          =====       =======

          See accompanying notes to Consolidated Financial Statements

                           HEARTLAND PARTNERS, L.P.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             For the Years Ended December 31, 1997, 1996 and 1995
               (amounts in thousands, except for per unit data)

                                                                         1997      1996      1995
                                                                         ----      ----      ----
Revenues:
---------
Property sales.....................................................    $ 7,127    $6,918   $ 2,316
Less: cost of property sales.......................................      3,407     1,674       716
                                                                       -------    ------   -------
   Gross profit on property sales..................................      3,720     5,244     1,600
Rental income......................................................      1,104     1,039     1,331
Portfolio income...................................................         62       419       583
Miscellaneous income...............................................        286       223        11
                                                                       -------    ------   -------
       Total Net Revenues..........................................      5,172     6,925     3,525
                                                                       -------    ------   -------
Expenses:
---------
Selling............................................................      1,903       501       523
Real estate taxes..................................................        703       984     1,156
General and administrative.........................................      4,210     4,496     5,343
Management fee.....................................................        425       425       425
Depreciation and amortization......................................         94       131       125
                                                                       -------    ------   -------
   Total Expenses..................................................      7,335     6,537     7,572
                                                                       -------    ------   -------
   Net Income (Loss)...............................................    $(2,163)   $  388   $(4,047)
                                                                       =======    ======   =======

   Net income (loss) allocated to General Partner..................    $   (22)   $    4   $   (40)
                                                                       =======    ======   =======

   Net income (loss) allocated to Class B limited partner..........    $   (11)   $    2   $   (21)
                                                                       =======    ======   =======

   Net income (loss) allocated to Class A limited partners.........    $(2,130)   $  382   $(3,986)
                                                                       =======    ======   =======

   Net income (loss) per Class A limited partnership unit..........    $  (.99)   $  .18   $ (1.86)
                                                                       =======    ======   =======

   Average number of Class A limited partnership units outstanding.      2,142     2,142     2,142
                                                                       =======    ======   =======

   Distributions declared per Class A limited partnership unit.....    $   .75    $ 1.25   $   ---
                                                                       =======    ======   =======

          See accompanying notes to Consolidated Financial Statements

                           HEARTLAND PARTNERS, L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Years Ended December 31, 1997, 1996, and 1995
                            (amounts in thousands)

                                                                                      1997       1996       1995
                                                                                      ----       ----       ----
Cash Flow from Operating Activities:
-----------------------------------
Net income (loss)..............................................................     $(2,163)  $    388    $(4,047)
Adjustments to reconcile net income (loss) to net cash
 used in operating activities:
Depreciation and amortization..................................................          94        131        125
Gain on sales of properties....................................................      (3,720)    (5,244)    (1,600)
(Accretion) amortization of (discount) premium on securities...................         (21)       (78)        (8)
(Gain) Loss on sale of securities..............................................           3        (79)       ---
Net change in allowance for claims and liabilities.............................        (491)       168        597
Net change in assets and liabilities:
 Decrease (increase) in accounts and accrued interest receivable...............         289        345       (256)
 (Decrease) increase in accounts payable and accrued liabilities...............         234       (392)       267
 (Decrease) increase in management fee due affiliate...........................          --         --       (223)
 Net change in other assets and liabilities....................................       1,025       (209)       (33)
                                                                                    -------   --------    -------
Net cash Used in Operating Activities..........................................      (4,750)    (4,970)    (5,178)
                                                                                    -------   --------    -------
Cash Flow from Investing Activities:
Proceeds from sales of properties..............................................       7,127      6,918      2,316
Capital expenditures for inventories...........................................      (3,909)       ---        ---
Capital expenditures including land and development costs......................      (2,015)    (2,109)    (1,010)
Repayment of notes receivable..................................................         ---        ---         80
Purchases of marketable securities.............................................      (4,379)   (25,979)    (8,325)
Sales and maturities of marketable securities..................................       9,015     27,238     10,438
Distribution paid to unitholders...............................................      (2,719)       ---        ---
                                                                                    -------   --------    -------
Net cash provided by investing activities......................................       3,120      6,068      3,499
                                                                                    -------   --------    -------
Cash Flow From Financing Activities:
-----------------------------------
(Repayment of) proceeds from note payable to Milwaukee Land Company............         ---       (648)       648
Advances on notes payable......................................................       3,013        737        ---
Increase in restricted cash....................................................        (424)      (300)       ---
                                                                                    -------   --------    -------
Net cash provided by (used in) financing activities...........................        2,589       (211)       648
                                                                                    -------   --------    -------

Increase (decrease) in cash....................................................         959        887     (1,031)

Cash at beginning of year......................................................         931         44      1,075
                                                                                    -------   --------    -------

Cash at end of year............................................................     $ 1,890   $    931    $    44
                                                                                    =======   ========    =======

          See accompanying notes to Consolidated Financial Statements

                           Heartland Partners, L.P.
                  Notes to Consolidated Financial Statements
            For the years ended December 31, 1997, 1996 and 1995

1.  Organization

Heartland Partners, L.P. ("Heartland" or the "Company"), a Delaware limited partnership, was formed on October 6, 1988. Heartland's existence will continue until December 31, 2065, unless extended or dissolved pursuant to the provisions of Heartland's partnership agreement.

Heartland was organized to engage in the ownership, purchasing, development, leasing, marketing, construction and sale of real estate properties. CMC Heartland Partners ("CMC") is an operating general partnership owned 99.99% by Heartland and .01% by Heartland Technology, Inc. ("HTI"), formerly known as Milwaukee Land Company ("MLC"). HTI is the general partner of Heartland (in such capacity, the "General Partner"). In July 1993, Heartland Development Corporation ("HDC"), a Delaware corporation, wholly-owned by Heartland and CMC formed CMC Heartland Partners I, Limited Partnership ("CMCI"), a Delaware limited partnership, to undertake a planned housing development in Minnesota. CMC has a 100% membership interest in CMC Heartland Partners II ("CMCII"), CMC Heartland Partners III ("CMCIII") and CMC Heartland Partners V ("CMCV"). CMCII was formed to participate in the Goose Island Industrial park joint venture. CMCIII was formed in 1997 to develop a portion of the Kinzie Station property in Chicago, IL. CMCV was formed in 1996 to construct houses in a master-planned residential community in St. Marys, GA. CMC also owns 100% of the common stock of Lifestyle Communities, Ltd. ("LCL") which serves as the exclusive sales agent as well as the general contractor in the St. Marys development. Except as otherwise noted herein, references herein to "Heartland" or the "Company" include CMC, HDC, CMCI, CMCII, CMCIII, CMCV, and LCL.

The partnership agreement provides generally that Heartland's net income (loss) will be allocated 1% to the General Partner, 98.5% to the Class A limited partners (the "Unitholders") and 0.5% to the Class B limited partner. In addition, the partnership agreement provides that certain items of deduction, loss, income and gain may be specially allocated to the Class A Unitholders or to the holder of the Class B Interest or the General Partner.

When available, the General Partner expects to cause Heartland to make quarterly distributions of Heartland's available cash in an amount equal to 98.5% to the Unitholders, 0.5% to the holder of the Class B Interest and 1% to the General Partner, although there can be no assurance as to the amount or timing of Heartland's cash distributions or whether the General Partner will cause Heartland to make a cash distribution if cash is available. On December 4, 1997, Heartland's Partnership agreement was amended to allow the General Partner in its discretion to establish a record date for distributions of the last day of any calendar month. On November 24, 1997, Heartland declared a cash distribution in the amount of $1.6 million to Unitholders and Partners of record on December 29, 1997, payable on January 7, 1998.

At December 31, 1997, real estate holdings consisted of approximately 17,153 acres of scattered land parcels. States in which large land holdings are located are Georgia, Illinois, Iowa, Minnesota, Montana, North Dakota, South Dakota, Washington, and Wisconsin. The remaining acreage is located in Idaho, Indiana, Michigan and Missouri.

Most of the properties are former railroad rights-of-way, located in rural areas, comprised of long strips of

                            Heartland Partners, L.P.
            Notes to Consolidated Financial Statements - (Continued)


land approximately 100 feet in width. Also included are former station grounds and rail yards. Certain air rights and fiber optics development rights are also owned.

The land is typically unimproved. Some of the properties are improved with structures (such as grain elevators and sheds) erected and owned by lessees. Other properties are improved with Heartland-owned buildings that are of little or no value.

Improved properties of value to Heartland include a three-story office building with 60,000 square feet of space in Milwaukee, Wisconsin, a two-story warehouse/office building in northwestern Chicago used for the storage of partnership records, and several small, old warehouse buildings in Milwaukee which are leased to third parties for warehouse use.

2.  Summary of Significant Accounting Policies

Consolidation
-------------

The consolidated financial statements include the accounts of Heartland; CMC, its 99.99% owned operating partnership; HDC, 100% owned by Heartland; CMCI, 1% general partnership interest owned by HDC and 99% owned by CMC; CMC II, CMC III, CMCV and LCL, each 100% owned by CMC. All intercompany transactions have been eliminated in consolidation.

Revenue Recognition
-------------------
Revenues from housing and land sales are recognized in the period in which title passes and cash is received.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marketable Securities
---------------------

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Debt securities that the Company does not have the positive intent or ability to hold to maturity, and all marketable equity securities are classified as available-for-sale and are carried at fair value. All of Heartland's marketable securities held at December 31, 1997 and 1996 are classified as available-for-sale. Unrealized holding gains and losses on securities classified as available-for-sale are reported as a separate component of partner's capital. Partners' capital included an unrealized holding loss on marketable securities classified as available for sale of $2,000 at December 31, 1997 and 1996. Realized gains and losses, and declines in value judged to be other than temporary, are included in net securities gains (losses). Premiums and discounts on marketable securities are amortized on a straight-line basis using the maturity date of the security to determine the amortization period and such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

                            Heartland Partners L. P.
            Notes to Consolidated Financial Statements - (continued)


Properties
----------

Properties are carried at their historical cost. Expenditures which significantly improve the values or extend useful lives of the properties are capitalized. Predevelopment costs including interest, financing fees, and real estate taxes that are directly identified with a specific development project are capitalized. Repairs and maintenance are charged to expense as incurred. Depreciation is provided for financial statement purposes over the estimated useful life of the respective assets ranging from 7 years for office equipment and fixtures to 40 years for building and improvements primarily using the straight-line method. Depreciation expense for the years ended December 31, 1997, 1996, and 1995 was $94,000, $131,000, $99,000, respectively.

Properties held for development, including capitalized predevelopment costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the particular development property may not be recoverable. If these events or changes in circumstances are present, the Company estimates the sum of the expected future cash flows (undiscounted) to result from the development operations and eventual disposition of the particular development property, and if less than the carrying amount of the development property, the Company will recognize an impairment loss. Upon recognition of any impairment loss the Company measures that loss based on the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

For properties held for sale, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property. Property is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell.

Housing inventories, (including completed model homes), consisting of land, land development, direct and indirect construction costs and related interest, are recorded at cost which is not in excess of fair value. Land, land development, and indirect costs are allocated to cost of sales on the basis of units sold in relation to the total anticipated units in the related development project; such allocation approximates the relatives sales value method. Direct construction costs are allocated to the specific units sold for purposes of determining costs of sales. Selling and marketing costs, not including those costs incurred related to furnishing and developing the models and sales office, are expensed in the period incurred. Costs incurred in the construction of the model units and related furnishings are capitalized at cost. The Company intends to offer these units for sale at the completion of a project and, accordingly, no amortization of direct construction costs is provided.

Interest, financing fees, and real estate taxes relating to land and construction in progress are capitalized and, accordingly, are included in the aggregate cost of housing inventories. These costs are amortized to cost of sales on a per unit basis in relationship to the total units of the related development based upon the total estimated budget to be incurred for the development. This accounting treatment approximates the relative sales value method. Additionally, the Company provides each home purchaser with a one-year warranty covering the major components of the unit. The costs associated with these warranties are immaterial and therefore, expensed as incurred.

Fair Value of Financial Instruments
-----------------------------------

Management has considered fair value information relating to its financial instruments at December 31, 1997. For cash and marketable securities, the carrying amounts approximate fair value. For variable rate debt that reprices frequently, fair values approximate carrying values. For all remaining financial instruments, carrying value approximates fair value due to the relatively short maturity of these instruments.

Income Taxes
------------

A publicly-traded partnership generally is not liable for Federal income taxes, provided that for each taxable year at least 90% of its gross income consists of certain passive types of income. In such case, each partner includes its proportionate share of partnership income or loss in its own tax return. Accordingly, no provision for income taxes is reflected in Heartland's financial statements.

Heartland's assets are carried at historical cost.   At December 31, 1997, the
tax basis of the properties and improvements for Federal income tax purposes was greater than their carrying value for financial reporting purposes.

Reclassification
----------------

Certain reclassifications have been made to the previously reported 1996 and 1995 statements in order to provide comparability with the 1997 statements. These reclassifications have not changed the 1996 and 1995 results.

                            Heartland Partners L. P.
            Notes to Consolidated Financial Statements - (continued)



3.  Restricted Cash

On May 14, 1997, CMC established a line of credit agreement in the amount of $5 million with LaSalle National Bank ("LNB") pursuant to which CMC pledged cash in the amount of $500,000 as an interest reserve (See Note 4). On December 30, 1997, CMCV renewed a line of credit agreement in the amount of $3 million with NationsBank ("NB") pursuant to which CMCV pledged cash in the amount of $100,000 as an interest reserve (see Note 4). Restricted cash also includes purchasers' earnest money escrow deposits of $114,000 and a $10,000 construction improvement bond held by the Osprey Cove Homeowners Association.

4.  Notes Payable

Advances against the LNB line of credit as described in Note 3 bear interest at the prime rate of LNB plus 1.0% (9.50% at December 31, 1997). This loan is collateralized by certain parcels of land in Chicago, IL which have a carrying value of $6,407,000 as of December 31, 1997. The agreement terminates on May 1, 1998. Under the terms of the agreement, CMC is required to maintain a minimum net worth in excess of $15 million, liquid assets in excess of $1 million, is limited in incurring additional indebtedness and restricted from making certain distributions. At December 31, 1997, $2,000,000 had been advanced to CMC by LNB against the line of credit. The Company is currently in negotiations with LNB to extend the maturity of the loan, modify certain existing financial covenants, and increase the amount of the credit facility. While the Company has no reason to believe that the extension, modification of terms, and increased capacity of the credit facility will not be granted, there can be no assurance that the contemplated transaction will be approved by LNB. No adjustments related to this uncertainty have been made in the accompanying financial statements.

On December 30, 1996, CMCV signed a revolving line of credit agreement in the amount of $3 million with NationsBank ("NB") to acquire lots and construct houses in the Osprey Cove subdivision, St. Marys, Georgia, pursuant to which CMC granted a first mortgage to NB on specific lots in said subdivision with a carrying value of $4,092,000 at December 31, 1997. Advances against the revolving line of credit bear interest at the prime rate of NB plus 1.0% (9.50% at December 31, 1997). The agreement was modified to extend its original maturity date of December 30, 1997 to December 30, 1998. At that time, all outstanding advances and any accrued interest must be paid. In the event the loan is not renewed, it will be extended for a period of six months to allow for the completion of homes then under construction, but no new construction shall be commenced. Under the terms of the agreement, CMCV is required to maintain a minimum net worth of $500,000 and a minimum leverage ratio not to exceed of 4:1. At December 31, 1997, $1,750,000 had been advanced to CMCV by NB against the revolving line of credit. During the year ended December 31, 1997, the Company incurred and paid interest on loans in the amount of $189,387 of which $125,976 was capitalized. In 1996 and 1995, interest paid amounted to $108,248 and $382 respectively; all such interest was charged to expense in those respective years.

5.  Recognition and Measurement of Environmental Liabilities

It is Heartland's practice to evaluate environmental liabilities associated with its properties on a regular basis. An allowance is provided with regard to potential environmental liabilities, including remediation, legal and consulting fees, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The amount of any liability is evaluated independently from any claim for recovery. If the amount of the liability cannot be reasonably estimated but management is able to determine that the amount of the liability is likely to fall within a range, and no amount within that range can be determined to be the better estimate, then an allowance in the minimum amount of the range is established. Environmental costs which are incurred in connection with Heartland's development activities are expensed or capitalized as appropriate.

                            Heartland Partners L.P.
           Notes to Consolidated Financial Statements - (continued)


Estimates which are used as the basis for allowances for the remediation of a particular site are taken from evaluations of the range of potential costs for that site made by independent consultants. These evaluations are estimates based on professional experience but necessarily rely on certain significant assumptions including the specific remediation standards and technologies which may be required by an environmental agency as well as the availability and cost of subcontractors and disposal alternatives.

There is not sufficient information to reasonably estimate all the environmental liabilities of which management is aware. Accordingly, management is unable to determine whether environmental liabilities which management is unable to reasonably estimate will or will not have a material effect on Heartland's results of operations or financial condition.

6.  Related Party Transactions

CMC has a management agreement with HTI, pursuant to which CMC is required to pay HTI an annual management fee in the amount of $425,000. On December 29, 1995, HTI advanced CMC approximately $648,000 and on February 14, 1996 HTI advanced an additional $425,000 for past due management fees. Each advance was in the form of a note payable on demand and bore interest at the prime rate plus 2.5% (10.75% at December 31, 1996). Interest expense on the note was approximately $107,000 for 1996 and $400 for 1995. On December 31, 1996, CMC paid HTI $1,180,400 related to previously accrued management fees including $107,400 for interest related to the past due amounts. At December 31, 1997, the management fee accrued and unpaid was approximately $425,000 representing deferred management fees for the year ended December 31, 1997.

Under a management services agreement, HTI reimbursed Heartland for reasonable and necessary costs and expenses for services totaling $227,850 for the year ended December 31, 1997, $180,000 for 1996 and $109,000 for 1995.

7.  Leases

Heartland is a lessor under numerous property lease arrangements with varying lease terms. The majority of the leases are cancelable by either party upon thirty to sixty days notice and provide nominal rental income to Heartland. The leases generally require the lessee to construct, maintain and remove any improvements, pay property taxes, maintain insurance and maintain the condition of the property. Heartland has several major leases on buildings and land in Chicago, Illinois, Milwaukee, Wisconsin and Minneapolis, Minnesota which account for over half of Heartland's annual rental income.

Future minimum annual lease income under noncancellable operating leases with lease terms in excess of one year as of December 31, 1997 are as follows:

1998..................................     $   47,889
1999..................................         59,000
2000..................................         59,000

                            Heartland Partners L. P.
            Notes to Consolidated Financial Statements - (continued)

2001..................................         59,000
2002..................................         59,000
Thereafter............................        282,443
                                             --------
  Total minimum lease income                 $566,332
                                             ========

Heartland leases its office premises and certain equipment under various operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

1998..................................    $112,219
1999..................................     105,472
2000..................................       5,242
                                          --------
   Total..............................    $222,933
                                          ========

Rent expense for the years ended December 31, 1997, 1996, and 1995 was $133,000, $132,000 and $120,000, respectively.

8.  Legal Proceedings and Contingencies

At December 31, 1997, Heartland's allowance for claims and liabilities was approximately $2.2 million. During the year ended December 31, 1997, a $78,000 provision was recorded in respect to environmental matters. At December 31, 1996, Heartland's allowance for claims and liabilities was approximately $2.7 million. During the year ended 1996, a $1,141,000 provision was recorded in respect of environmental matters. Significant legal matters are discussed below.

Soo Line Matters
----------------

The Soo Line Railroad Company (the "Soo") has asserted that the Company is liable for certain occupational injury claims filed after the consummation of an Asset Purchase Agreement and related agreements ("APA") by former employees now employed by the Soo. The Company has denied liability for each of these claims based on a prior settlement with the Soo. The Soo has also asserted that the Company is liable for the remediation of releases of petroleum or other regulated materials at six different sites acquired from the Company located in Iowa, Minnesota and Wisconsin. The Company has denied liability based on the APA.

The occupational and environmental claims are all currently being handled by the Soo, and the Company understands the Soo has paid settlements on many of these claims. As a result of Soo's exclusive handling of these matters, the Company has made no determination as to the merits of the claims and is unable to determine the materiality of these claims.

Tacoma, Washington
------------------

In June 1997, the Port of Tacoma ("Port") filed a complaint in the United States District Court for the Western District of Washington alleging that the Company was liable under Washington state law for the cost of the Port's remediation of a railyard sold in 1980 by the bankruptcy trustee for the Company's predecessor to the Port's predecessor in interest.

Between 1991 and 1997, the Company, the Port and the Port's predecessor in interest, litigated the

                            Heartland Partners L. P.
            Notes to Consolidated Financial Statements - (continued)


Company's motion to bar liability arising out of the sale of the railyard due to the reorganization of the Company's predecessor before the United States District Court for the Northern District of Illinois, which served as the reorganization court for the company's predecessor. On February 28, 1996, the United States Court of Appeals for the Seventh Circuit ruled that claims under certain Washington state environmental laws were not barred by the reorganization of the Company's predecessor. The United States Supreme Court subsequently denied a petition for Writ of Certiorari.

A draft feasibility study dated November 1994, submitted to the Washington Department of Ecology on behalf of the Port estimates that the selected remedial alternative for a portion of the site may cost approximately $3.65 million.

Management is not able to reasonably predict the outcome of this matter or, in the event of an adverse outcome, to reasonably estimate the amount of the Company's liability. Accordingly, management has only recorded a reserve in the amount of estimated attorney fees of $250,000. Management believes it has meritorious defenses in this matter and intends to pursue them vigorously.

At December 31, 1997, Heartland's allowance for claims and liabilities for this site was approximately $290,000.

Wheeler Pit, Janesville, Wisconsin
----------------------------------

In November 1995 the Company agreed to settle a claim with respect to the Wheeler Pit site near Janesville, Wisconsin. The settlement calls for the Company to pay General Motors $800,000 at $200,000 annually for four years, 32% of the monitoring costs for twenty-five years beginning in 1997 and 32% of governmental oversite costs; not to exceed $50,000. Payments of $200,000 were made in 1995, 1996 and 1997.

At December 31, 1997, Heartland's allowance for claims and liabilities for this site was approximately $408,000, of which $358,000 represents the annual payments discounted at a rate of 6.07%.

Miscellaneous Environmental Matters
-----------------------------------

The Company has known environmental liabilities associated with certain of its properties arising out of the activities of its predecessor or certain of its predecessor's lessees and may have further material environmental liabilities as yet unknown. The majority of the Company's known environmental liabilities stem from the use of petroleum products, such as motor oil and diesel fuel, in the operation of a railroad or in operations conducted by its predecessor's lessees. The following is a summary of material known environmental matters, in addition to those described above.

The Montana Department of Environmental Quality ("DEQ") has asserted that the Company is responsible for some or all of the liability to remediate certain properties in Montana sold by its predecessor's reorganization trustee prior to the consummation of its predecessor's reorganization. The Company has raised issues to its liability on grounds similar, but not identical, to the grounds on which the Company denied liability in the litigation with the Port of Tacoma set forth above. Following the Supreme Court's denial of the Company's petition for Writ of Certiorari in January 1997, counsel for DEQ indicated DEQ's intention to file suit to resolve these issues. The Company's potential liability for the investigation and remediation of these sites was discussed in detail at a meeting with ADEA in April 1997. While MDEQ has not formally charged its position, MDEQ has not elected to file suit. Management is not able to express an opinion at this time whether the cost of the defense of this liability or the environmental exposure in the event of the Company's liability will or will not be material.

                            Heartland Partners L.P.
            Notes to Consolidated Financial Statements - (continued)


At twelve separate sites, the Company has been notified that releases arising out of the operations of a lessee, former lessee or other third party have been reported to government agencies. At each of these sites, the third party is voluntarily cooperating with the appropriate agency by investigating the extent of any such contamination and performing the appropriate remediation, if any.

The Company has petroleum groundwater remediation projects or long term monitoring programs at Austin, Minnesota, Farmington, Minnesota, Miles City, Montana, and Milwaukee, Wisconsin.

At December 31, 1997 Heartland's aggregate allowance for claims and liabilities for these sites was approximately $187,000.

In December 1989, the Minnesota Pollution Control Agency ("MPCA") added a site which includes the Company's Pig's Eye Yard site in St. Paul, Minnesota to its Permanent List of Priorities based on historical records and an initial investigation of soil and groundwater conditions adjacent to Pig's Eye Yard. Portions of this site had been leased to the City of St. Paul for a landfill and to the Metropolitan Waste Control Commission for disposal of incinerator ash. The site, which includes portions of the adjacent municipal waste water treatment plant, was placed on the Superfund Accelerated Clean Up Model list in 1993. No potentially responsible parties ("PRPs") have been formally named at this site.

The Company has an interest in property at Moses Lake, Washington previously owned and used by the United States government as an Air Force base. Sampling by the Army Corps of Engineers has indicated the presence of various regulated materials, primarily in the groundwater, which were most likely released as a result of military or other third party operations. A portion of the Company's property is located over a well field which was placed on the national priority list in October 1992. The Company has not been named as a PRP.

The Company is voluntarily investigating the environmental condition of a property in Minneapolis, Minnesota in connection with a contract to sell the property. The investigation has indicated certain metal impacts in the soil and groundwater. The Company's best estimate at this time is that the remediation construction may cost between $425,000 and $881,000. The contract sale price is $730,000.

At December 31, 1997 Heartland's aggregate allowance for claims and liabilities for these sites was approximately $472,000.

In addition to the environmental matters set forth above, there may be other properties, i), with environmental liabilities not yet known to the Company, or
ii), with potential environmental liabilities for which the Company has no reasonable basis to estimate or, iii), which the Company believes the Company is not reasonably likely to ultimately bear the liability, but the investigation or remediation of which may require future expenditures. Management is not able to express an opinion at this time whether the environmental expenditures for these properties will or will not be material.

The Company has given notice to its insurers of certain of the Company's environmental liabilities. Due to the high deductibles on these policies, the Company has not yet demanded that any insurer indemnify or defend the Company. Consequently, management has not formed an opinion regarding the legal sufficiency of the Company's claims for insurance coverage.

The Company is also subject to other suits and claims which have arisen in the ordinary course of business. In the opinion of management, reasonably possible losses from these matters should not be material to the

                            Heartland Partners L.P.
           Notes to Consolidated Financial Statements - (continued)


Company's results of operations or financial condition.

9.  Compensation and Benefits

An employment agreement with the President and Chief Executive Officer of CMC provided for a base salary of $350,000 per year through July 1, 1995, all or a portion of which could be deferred at the officer's election. On July 2, 1995, CMC entered into a new employment agreement with the President and Chief Executive Officer, which provided for an annual base salary of $350,000 through August 15, 1995 and $275,000 from August 16, 1995 through July 2, 2000, all or a portion of which may be deferred at the officer's election. On January 2, 1998, the term of Mr. Jacobson's agreement was extended until May 30, 2002. The contract provides incentive compensation equal to 10% of the value of all amounts distributed to Unitholders and the holder of the Class B Interest in excess of the "Capital Amount" as defined. The Capital Amount approximates the average market value of the Units for the first 30 trading days after the Distribution Date, subject to adjustment as set forth in the contract. During or after the term of employment, incentive payments will be made with respect to distributions by Heartland during Heartland's term of existence, and if distributions are made subsequent to such officer's death, payments will be made to his designee or estate. The contract also provides that in the event of a "change of control of Heartland" during or after the term of employment, the officer shall receive a lump sum payment of $1,250,000.

Heartland sponsors a Group Savings Plan, which is a salary reduction plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986. All full-time permanent employees of Heartland are eligible to participate in the plan. A participating employee can authorize contributions to the plan in the form of salary reductions of up to the maximum allowed by the Internal Revenue Code in any plan year. Heartland makes matching contributions of 50% of each participant's contribution to the plan. Employees are fully vested with respect to salary reduction and Heartland's contributions. Benefits are normally distributed upon retirement (on or after age 65), death or termination of employment, but may be distributed prior to termination of employment upon showing of financial hardship. Heartland contributed to the plan approximately $60,000 in 1997, $65,000 in 1996, and $66,000 in 1995 on behalf of all employees.

10.  Marketable Securities

The following is a summary of marketable securities:

                                                                    Gross          Gross     Estimated
                                                     Amortized    Unrealized    Unrealized     Fair
                                                        Cost         Gains         Losses      Value
                                                     ---------    ----------    ----------   ---------
                                                                  (in thousands)
December 31, 1997
U.S. Treasury securities an obligations of U.S.
     government agencies........................       $  143       $  ---          $(2)     $  141
                                                       ------       ------          ----     ------
Total marketable securities, December 31, 1997..       $  143       $  ---          $(2)     $  141
                                                       ======       ======          ====     ======

December 31, 1996
U.S. Treasury securities and obligations of U.S.
     government agencies........................       $4,761       $  ---          $(2)     $4,759
                                                       ------       ------          ----     ------
Total marketable securities, December 31, 1996..       $4,761       $  ---          $(2)     $4,759
                                                       ======       ======          ====     ======

At December 31, 1997 and 1996 all marketable securities were classified as available-for-sale. Proceeds from sale and maturities of debt securities during 1997, 1996, and 1995, were $9,015,000, $27,238,000 and $10,438,000, respectively. The gain on sale of securities in 1997 was approximately $3,000. Proceeds from sales in 1996 and 1995 approximated cost for all securities at the date of sale. The net adjustment to unrealized holding gains (losses) on marketable securities included as a separate component of partners' capital was $0, $(44,000) and $394,000 for the years ended December 31, 1997, 1996, and
1995, respectively.

The cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                            Estimated
                                            Amortized          Fair
                                               Cost           Value
                                            ---------       ---------
                                          (in thousands)  (in thousands)
Due in one year or less..................      $143            $141
Due after one year through three years...       ---             ---
Due after three years....................       ---             ---
                                               ----            ----
     Total...............................      $143            $141
                                               ====            ====

                                                                     SCHEDULE II
                           HEARTLAND PARTNERS, L.P.
                       VALUATION AND QUALIFYING ACCOUNTS
             For The Years Ended December 31, 1997, 1996 AND 1995
                            (amounts in thousands)

                                                      Additions
             Description                Balance at    charged to   Deductions   Balance
                                        beginning     costs and                 at end
                                         of year       expenses                 of year
---------------------------------------------------------------------------------------
Year Ended December 31, 1997:

Allowance for claims and liabilities...     $2,660      $   78   $  (569))(a)    $2,169
                                            ======      ======   =============   ======
Year Ended December 31, 1996:

Allowance for claims and liabilities...     $2,492      $1,141   $  (973)(a)     $2,660
                                            ======      ======   =============   ======
Year Ended December 31, 1995:

Allowance for claims and liabilities...     $1,895      $1,860   $  (1,263)(a)   $2,492
                                            ======      ======   =============   ======

Note: (a) Payments

    SCHEDULE III

                           HEARTLAND PARTNERS, L.P.
                   REAL ESTATE AND ACCUMULATED DEPRECIATION
                               December 31, 1997
                            (amounts in thousands)

                                                                                                Gross Amount at Which
                                                                 Cost Capitalized                      Carried
                                          Initial Cost to            Subsequent                   at Close of Period
                                             Heartland             to Acquisition                         (1)
                                       ----------------------  -------------------------    ---------------------------------
                                                                                                       Building,
                                                  Buildings &                   Carrying             Improvement and
Description                              Land    Improvements  Improvements(3)  Costs(4)    Land    and Carrying Costs   Total
-----------                            --------  ------------  ---------------  --------   -------  ------------------  -------
Developable Sites
Chicago, IL....................(7)     $  4,434    $     1        $    2,111(6) $  1,685   $ 4,434      $     3,797     $ 8,231

Milwaukee, WI..................             803        939             1,299(6)      971       803            3,209       4,012

Fife, WA.......................           2,573         --               198         232     2,573              430       3,003

Rosemount, MN..................             956         --               865         407       956            1,272       2,228

Osprey.........................(8)        1,342         --             2,750          --     1,342            2,750       4,092

Other developable properties
less than 5% of total..........              63         --               142          38        63              180         243
                                       --------    -------        ----------    --------   -------      -----------     -------
Total developable
properties.....................          10,171        940(5)          7,365       3,333    10,171           11,638      21,809
                                       --------    -------        ----------    --------   -------      -----------     -------
Sale Properties................           1,163         --                10(5)              1,163               10       1,173
                                       --------    -------        ----------    --------   -------      -----------     -------
TOTAL                                  $ 11,334    $   940        $    7,375    $  3,333   $11,334      $    11,648     $22,982
                                       ========    =======        ==========    ========   =======      ===========     =======
                                                                                       Life On
                                                                                        Which
                                                                                     Depreciation
                                                                                       In Latest
                                                          Date of                       Income
                                        Accumulated     Completion of     Date        Statement
                                        Depreciation    Construction     Acquired    Is Computed
                                       --------------  ---------------  ----------  --------------
Developable Sites
Chicago, IL....................(7)      $       15         Various        Various         (2)

Milwaukee, WI..................                423         Various        Various         (2)

Fife, WA.......................                 --         Various        Various

Rosemount, MN..................                 --           N/A          Various

Osprey.........................(8)              --           N/A          Various

Other developable properties
less than 5% of total..........                 --           N/A          Various
                                        ----------
Total developable
properties.....................                438
                                        ----------
Sale Properties................                  2         Various        Various
                                        ----------
TOTAL                                   $      440
                                        ==========

(1) See Attachment A to Schedule III for reconciliation of beginning of period total to total at end of period.
(2) Reference is made to Note 2 to the Consolidated Financial Statements for information related to depreciation.
(3) Improvements include all costs which increase the net realizable value of the property except carrying costs.
(4)  Carrying costs consists primarily of legal fees and real estate taxes.
(5) These amounts are included in Buildings and other on the Consolidated Balance Sheet. Also included in the amount shown on the Consolidated Balance Sheet for Buildings and other is furniture and equipment of $1,021, with related accumulated depreciation of $367.
(6) These amounts include a total of $32 that is included in Buildings and other on the Consolidated Balance Sheet.
(7) Includes certain parcels of land encumbered by a $2,000,000 short-term loan (See Note 4 to the Consolidated Financial Statements).
(8)  Includes parcels of land encumbered by a $1,750,000 short-term loan (See
     Note 4 to the Consolidated Financial Statements).

                            HEARTLAND PARTNERS, L.P.
                           ATTACHMENT A TO SCHEDULE III
               RECONCILIATION OF COST OF REAL ESTATE AT BEGINNING
                       OF YEAR WITH TOTAL AT END OF YEAR
                                 (IN THOUSANDS)

                                1997      1996      1995
                              --------  --------  --------

Balance at January 1.........  $21,280   $20,903   $20,700
                               -------   -------   -------

Additions during year:
  Other acquisitions.........    1,125       663       ---
Improvements.................    3,987     1,388       919
                               -------   -------   -------
 Total Additions.............    5,112     2,051       919
                               -------   -------   -------

Deductions during year:
  Cost of real estate sold...    3,410     1,674       716
                               -------   -------   -------
    Total deductions.........    3,410     1,674       716
                               -------   -------   -------
Balance at December 31.......  $22,982   $21,280   $20,903
                               =======   =======   =======


            Reconciliation Of Real Estate Accumulated Depreciation
                At Beginning of Year with Total At End of Year
                                (In Thousands)


                              1997   1996   1995
                              -----  -----  -----

Balance at January 1........  $ 382  $ 323  $ 264
                              -----  -----  -----

Additions during year:
  Charged to Expense........     61     59     59
                              -----  -----  -----
    Total Additions.........     61     59     59
                              -----  -----  -----

Deductions during year:
  Cost of real estate sold..      3    ---    ---
                              -----  -----  -----
    Total deductions........      3    ---    ---
                              -----  -----  -----
Balance at December 31......  $ 440  $ 382  $ 323
                              =====  =====  =====